Geological, Geophysical and Petroleum Engineering Consultants
Executive Officers and Managers
K.H. Crowther*, B.S., P.Eng., President	C.M.F. Galas, Ph.D., P.Eng., Manager, Reservoir Studies
R.K. MacLeod*, B.S., P.Eng., Executive Vice-President	B.F. Jose, M.Sc., P.Geoph., Manager, Geoscience
G.D. Robinson*, B.Sc., P.Eng., Vice-President, Engineering	D.W. Woods, B.Ed., B.Sc., P.Eng., Manager, Engineering
D.J. Carsted*, CD, B.Sc., P.Geol., Vice-President, Geoscience	S.W. Pennell, B.Sc., Eng.
K.P. McDonald, C.A., Controller	T.K. Wong, B.Sc., P.Geol.
*Director

Ref.: 3129.70397

March 29, 2007

Jeanette Watson
Company Secretary
Austral Pacific Energy Ltd.
Level 3, 40 Johnston Street
Wellington, New Zealand
(PO Box 5337, Lambton Quay, WN6145)

Re: Consent of Independent Engineers

Dear Ms. Watson:

Sproule herein consents to the filing of our report entitled “Evaluation of the P&NG Reserves of Austral-Pacific Energy Limited (As of December 31, 2006),” prepared for Austral-Pacific Energy Limited, with the TSX Venture Exchange.

Sincerely,
Douglas J. Carsted, P.Geol Vice-President, Geoscience

DJC

900, 140 Fourth Ave SW; Calgary AB T2P 3N3 Canada; Tel: (403) 294-5599, Fax: (403) 294-5590
Toll Free: 1-877-777-6135
info@sproule.com, www.sproule.com